Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 26, 2008
Item 3	News Release The news release dated June 26, 2008 was disseminated through Canada Stockwatch and Market News.
Item 4
Summary of Material Change

Canplats Resources Corporation announced that it has granted incentive stock options to officers and employees to purchase 200,000 common shares of the Company.  The options are exercisable for a period of five years at a price of $4.15 per share.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated June 26, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 26th day of June, 2008.

June 26, 2008	TSX Venture Symbol: CPQ

CANPLATS GRANTS STOCK OPTIONS

Vancouver, BC – Canplats Resources Corporation (TSX Venture: CPQ, the “Company”) is pleased to announce that it has granted incentive stock options to officers and employees of the Company, to purchase 200,000 common shares of the Company.  The options are exercisable for a period of five years at a price of $4.15 per share.  The options were granted under and are subject to the terms and conditions of the Company’s November 21, 2003 Stock Option Plan.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.